UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

KEY TECHNOLOGY, INC.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

493143101
(CUSIP Number)

Garrett Lynam Kokino LLC 201 Tresser Boulevard, 3rd Floor Stamford, CT 06901 (203) 595-4552
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 20, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 493143101	SCHEDULE 13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Leslie J. Schreyer, as Trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler 52-6435625

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-*

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 2 and Item 5.

CUSIP No. 493143101	SCHEDULE 13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
M3C Holdings LLC 20-6116984

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-*

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 2 and Item 5.

CUSIP No. 493143101	SCHEDULE 13D	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Averick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
-0-*

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
-0-*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* See Item 2 and Item 5.

CUSIP No. 493143101	SCHEDULE 13D	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Piton Capital Partners LLC 47-3106673

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-*

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
-0-*

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
-0-*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* See Item 2 and Item 5.

CUSIP No. 493143101	SCHEDULE 13D	Page 6 of 9 Pages

Preliminary Note. Pursuant to Rule 13d-2 promulgated under the Act, this amendment to Schedule 13D (this "Amendment No. 2") amends the Schedule 13D filed on June 30, 2016 (the "Original Schedule 13D"), as amended on January 31, 2018, ("Amendment No. 1").  The Original Schedule 13D, Amendment No. 1, and this Amendment No. 2 are collectively referred to herein as the "Schedule 13D".  Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings given to them in the Original Schedule 13D (as amended by Amendment No. 1).  The Original Schedule 13D (as amended by Amendment No. 1) remains in full force and effect, except as specifically amended by this Amendment No. 2.
On March 20, 2018, the Company, Merger Sub and Parent completed the transactions contemplated by the Agreement and Plan of Merger, dated as of January 25, 2018, by and among the Company, Merger Sub and Parent (as may be amended from time to time, the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Company (the "Merger"), with the Company surviving the Merger as a wholly-owned subsidiary of Parent and Merger Sub ceasing to exist following the Merger.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
As of the close of business on the date hereof, the Reporting Persons no longer may be deemed to beneficially own any Shares.
Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the start of Item 4:
On March 20, 2018, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Company, with the Company surviving the Merger as a wholly-owned subsidiary of Parent and Merger Sub ceasing to exist following the Merger.  In connection with the Merger, (i) the Reporting Persons each sold all of the Shares owned by them for the purchase price of $26.75 per share in cash, without interest, and subject to any required withholding taxes, as contemplated by the Tender and Support Agreement and (ii) Mr. Robert Averick resigned from the Company's board of directors, as reported by the Company in a Current Report on Form 8-K filed on March 20, 2018 (File No.: 001-33919).

CUSIP No. 493143101	SCHEDULE 13D	Page 7 of 9 Pages

Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
(a) and (b)	1. The Trust[1]
	Sole Voting Power	-0-	0%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	-0-	0%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	-0-	0%

	2. M3C2
	Sole Voting Power	-0-	0%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	-0-	0%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	-0-	0%

	3. Mr. Averick[3]
	Sole Voting Power	-0-	0%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	-0-	0%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	-0-	0%

	4. Piton[4]
	Sole Voting Power	-0-	0%
	Shared Voting Power	-0-	0%
	Sole Dispositive Power	-0-	0%
	Shared Dispositive Power	-0-	0%
	Aggregate Voting and Dispositive Power	-0-	0%

[1]	The Trust is a member of Piton, along with other "Family Clients" (as defined in Investment Advisers Act Rule 202(a)(11)(G)-1 (the "Family Office Rule")) of Kokino.

[2]	M3C is a member of Piton, along with other Family Clients of Kokino.
[3]
Mr. Averick's principal occupation is acting as a Portfolio Manager at Kokino, which is a single-family office that provides investment management services only to its Family Clients, including the Trust, M3C and Piton.  Mr. Averick holds an economic interest in Piton (which interest may be held directly and, from time to time, indirectly through PCM). Also, Mr. Averick's incentive compensation as an employee of Kokino, which is calculated in Kokino's discretion, may be based, among other things, on the performance of Shares held by the Trust, M3C and Piton. Such compensation may be paid in cash and/or by way of increasing Mr. Averick's minority interest in Piton (either directly or indirectly through PCM).

[4]
Piton is a pooled investment vehicle formed for the benefit of a single family and certain "key employees" (as defined in the Family Office Rule) of Kokino.  The Trust, M3C and Mr. Averick are members of Piton, along with other Family Clients of Kokino.  Piton is managed by its managing member, PCM.  PCM is in turn managed by its managing member, Kokino.  Additionally, Kokino is the trading manager of Piton and provides investment management services to the Trust and M3C, and in those capacities Kokino acts on behalf of such Reporting Persons as an agent.  Robert Averick, in his capacity as an employee of Kokino, manages the Trust's, M3C's and Piton's respective investments in Shares. PCM and Kokino are each a "family office" (as defined in the Family Office Rule) of the same family, and any voting power or investment power PCM or Kokino may hold over the Shares is ultimately attributed to the Reporting Persons reporting on this Schedule 13D.

CUSIP No. 493143101	SCHEDULE 13D	Page 8 of 9 Pages

(c)
Except with respect to the Tender and Support Agreement and as described in this Schedule 13D, the Reporting Persons have not engaged in any transactions involving the Shares that were effected during the past sixty days or since the filing date of Amendment No. 1, whichever is less.

(d)
Except as described in this Schedule 13D (including Item 2(a) and the footnotes to Items 5(a) and 5(b)), to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares reported by the Schedule 13D.

(e)	March 20, 2018.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 6:
As a result of the completion of the Merger, the Tender and Support Agreement terminated in accordance with its terms on March 20, 2018.

CUSIP No. 493143101	SCHEDULE 13D	Page 9 of 9 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 22, 2018
/s/ Frank S. Vellucci
Frank S. Vellucci Attorney-in-Fact for Leslie J. Schreyer, in his capacity as trustee under Trust Agreement dated December 23, 1989 FBO the issue of Jonathan D. Sackler
M3C Holdings LLC
By:	/s/ Stephen A. Ives
Stephen A. Ives Vice President

/s/ Robert Averick
Robert Averick
Piton Capital Partners LLC By: Piton Capital Management LLC, its managing member By: Kokino LLC, its managing member
By:	/s/ Stephen A. Ives
Name: Stephen A. Ives Title: Vice President